

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Yucheng Hu
Chief Executive Officer
AeroCentury Corp
3000 El Camino Real
Bldg. 4, Suite 200, Palo Alto, CA

> **Re: AeroCentury Corp**
> **Registration Statement on Form S-1**
> **Filed January 18, 2022**
> **File No. 333-262217**

Dear Mr. Hu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 18, 2022

Incorporation of Information by Reference, page 10

1.  We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and update this section accordingly.

Exhibits
Exhibit 5.1

2.    We note that you are registering 8,760,935 shares of the Company's common stock, yet your legal opinion suggests you are registering up to 14,354,635 shares.  Please revise for consistency.

General

3.    We note that, as a result of your 2021 bankruptcy proceedings, the company experienced a change in control and new management.  In addition, we note that Mr. Hu, your Chairman, Chief Executive Officer and President, is located in China.  Please disclose where the company's operations are currently conducted and where you expect them to be conducted as you develop your GameFi business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    John P. Yung, Esq.